Exhibit 99.1

Theratechnologies Announces Independent Proxy Advisor Firms ISS and Glass Lewis

Recommend Shareholders Vote “FOR” the Proposed Plan of Arrangement with Future Pak

•	Your vote is important regardless of the number of Shares you own.

•	Board unanimously recommends shareholders vote “FOR” the Arrangement.

•	Shareholders are encouraged to review the circular carefully and submit their proxies in advance of the proxy voting deadline of 10:00 a.m. (Eastern time) on September 10, 2025.

•	Visit www.theratech.com for more information.

•	Questions or require voting assistance? Contact Laurel Hill Advisory Group at 1-877-452-7184 or email assistance@laurelhill.com.

Montreal, Canada – September 2, 2025 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, is pleased to announce that two leading independent proxy advisory firms, Institutional Shareholders Services Inc. (“ISS”) and Glass Lewis & Co. LLC (“Glass Lewis”), have each recommended that the shareholders of the Company (the “Shareholders”) vote “FOR” the special resolution (the “Arrangement Resolution”) to approve the plan of arrangement (the “Arrangement”) involving the Company and CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC (“Future Pak”), a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products.

Pursuant to the Arrangement, the Purchaser will acquire all the issued and outstanding common shares of the Company (the “Shares”) for a price of US$3.01 per Share in cash (the “Cash Consideration”) plus (1) one contingent value right per Share to be issued by the Purchaser (a “CVR” and together with the Cash Consideration, the “Consideration”), less any applicable withholdings. The CVRs provide the right to additional aggregate cash payments of up to US$1.19 per CVR if certain Company milestones as described in the management proxy circular (the “Circular”) are achieved.

ISS and Glass Lewis Recommendations

ISS recommends to vote FOR the Arrangement “due to the sizeable cash premium, additional upside from the CVRs, robust process, credible valuation, and non-approval risk”.

In making its recommendation “FOR” the Arrangement, Glass Lewis concluded that: “after review, we believe there is adequate cause for shareholders to support the proposed transaction at this time. The Company appears to us to have undertaken a reasonably extensive review process prior to executing the Arrangement Agreement. Notably, the board undertook two broad market checks within roughly the past 18 months, with Future Pak ultimately emerging with the best offer”.

Board Recommends Shareholders Vote FOR the Arrangement

The board of directors of the Company (the “Board”), after careful consideration, and after consulting with outside legal and financial advisors and having taken into account a number of factors and matters it considered relevant, as well as the unanimous recommendation from the special committee of independent directors of the Company, unanimously determined that the Arrangement is in the best interests of the Company and is fair to its Shareholders, and unanimously recommends that Shareholders vote FOR the Arrangement at the special meeting (the “Meeting”) of Shareholders.

Details of the Meeting

The Meeting will be held in a hybrid format on Friday, September 12, 2025 at 10:00 a.m. (Eastern time), in person at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada and virtually via live audio webcast at https://meetnow.global/MDUWLGW.

Copies of the plan of arrangement relating to the Arrangement and the Arrangement Agreement are available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca, on EDGAR at https://www.sec.gov/edgar/search and on the Company’s website at www.theratech.com.

Vote Today FOR the Arrangement Resolution

Your vote is important regardless of the number of Shares you own. If you are unable to be present at the Meeting, we encourage you to submit your proxy or voting instruction form, so that your Shares can be voted at the Meeting in accordance with your instructions. To be counted at the Meeting, votes must be received by the Company’s transfer agent, Computershare Investor Services Inc., no later than 10:00 a.m. (Eastern time) on September 10, 2025, or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting.

Shareholder Questions and Assistance

Shareholders who have questions about the information contained in the Circular or require voting assistance may contact the Company’s proxy solicitation agent and shareholder communications advisor:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184

Outside North America: 1-416-304-0211

E-mail: assistance@laurelhill.com

Questions on how to complete your letter of transmittal should be directed to Computershare Investor Services Inc. by telephone toll-free in North America at 1-800-564-6253 or outside of North America at 1-514-982-7555 or by email to corporateactions@computershare.com.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on its website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on LinkedIn and X.

About Future Pak

Founded in 1977 and headquartered in Wixom, Michigan, Future Pak, along with its affiliates, is a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products. Future Pak operates across retail, specialty and institutional markets, leveraging its robust infrastructure and partner network to deliver quality-first, patient-centric solutions.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “if”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking

Statements contained in this press release include, but are not limited to: the proposed Arrangement, including the proposed timing and various steps contemplated in respect of the Arrangement, including the anticipated date for the holding of the Meeting; the reasons for, and the anticipated benefits of, the Arrangement for the Company and its Shareholders; the solicitation of proxies by the Company; the achievement of the CVR milestones and the payout of any additional amounts to holders of CVRs; and other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts.

These Forward-Looking Statements express, as of the date of this press release, the estimates, predictions, projections, expectations, or opinions of the Company about future events or results, as well as other assumptions, both general and specific, that the Company believes are appropriate in the circumstances, including but not limited to assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the required shareholder approval and court approval; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing and the completion of the Arrangement; and other expectations and assumptions concerning the steps required to give effect to the Arrangement. Although the Company believes that the expectations produced by these Forward-Looking Statements are founded on valid and reasonable bases and assumptions, these Forward-Looking Statements are inherently subject to important risks and uncertainties, many of which are beyond the Company’s control, such that actual results may differ significantly from those that are disclosed in or implied by such Forward-Looking Statements. The important risks and uncertainties that may cause the actual results and future events to differ significantly from the expectations currently expressed include, but are not limited to: the possibility that the Arrangement will not be completed on the same terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, the required shareholder approval and court approval and other conditions to the closing of the Arrangement or for other reasons; the Purchaser’s ability to complete its anticipated debt financing relating to the Arrangement; the failure by the Company to achieve any milestones relating to the CVRs; the uncertainty surrounding the Arrangement could adversely affect the Company’s retention of customers, business partners and key employees; the potential for a third party to make an acquisition proposal; risks related to tax matters; other risks inherent to the business carried out by the Company and factors beyond its control which could have a material adverse effect on the Company or its ability to complete the Arrangement; and general economic conditions, including the potential impact of tariffs.

For additional risks and uncertainties about the Company’s business, please see the “Financial Risk Management” and “Risk Factors” sections of the Company’s 2024 annual management and discussion analysis, which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca, and the section “Risk Factors” under the heading “Key Information” of the Company’s Form 20-F, which is available under the Company’s issuer profile on EDGAR at https://www.sec.gov/edgar/search. Readers should carefully consider the matters set forth in the section entitled “Risk Factors.” Readers are cautioned that the foregoing list of factors is not exhaustive and undue reliance should not be placed on Forward-Looking Statements. As a result, readers are advised that actual results may differ materially from expected results. Unless otherwise required by applicable securities laws, the Company expressly disclaims any intention, and assumes no obligation to update or revise any Forward-Looking Statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Theratechnologies Inc.

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

514-336-7800

Future Pak

Investors and media may contact media@futurepak.com.